Exhibit 1.02

Conflict Minerals Report of Boston Scientific Corporation

For the Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of Boston Scientific Corporation for the 2013 calendar year is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Rule 13p-1 under the Exchange Act (the “Rule”) imposes certain reporting and disclosure obligations on registrants with the Securities and Exchange Commission (“SEC”) that have tin, tantalum, tungsten, and gold (“conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured.  Terms not defined in this Report are defined in the Rule, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012).  When used in this report, the terms “we,” “us,” “our,” “Boston Scientific” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

Information on or connected to our website (or the website of any third party) referenced in this Report is in addition to and not a part of or incorporated by reference into this Report. Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Company and Product Overview

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties.  Our mission is to transform lives through innovative medical solutions that improve the health of patients around the world.

During 2013, our products were offered for sale by seven core businesses: Interventional Cardiology (“IC”), Peripheral Interventions (“PI”), Cardiac Rhythm Management (“CRM”), Electrophysiology, Endoscopy, Urology and Women’s Health and Neuromodulation. These products are generally sold directly to hospitals or physicians, making Boston Scientific the final step in the supply chain prior to these products reaching the end customer.

Cardiovascular Segment.  Our IC business develops, manufactures and markets technologies for diagnosing and treating coronary artery disease and other cardiovascular disorders. We also offer structural heart products in international markets, which include a device for transcatheter aortic valve replacement and a device designed to close the left atrial appendage. Our PI business develops solutions for peripheral vascular disease, liver cancer, hemodialiysis access management and hypertension.

Rhythm Management Segment.  Our CRM business develops, manufactures and markets a variety of implantable devices including implantable cardioverter defibrillator systems and pacemaker systems that monitor the heart and deliver electricity to treat cardiac abnormalities.  Our Electrophysiology business develops less-invasive medical technologies used in the diagnosis and treatment of rate and rhythm disorders of the heart.

MedSurg Segment.  Our Endoscopy business develops and manufactures devices to treat a variety of medical conditions including diseases of the digestive and pulmonary systems.  Our Urology and Women’s Health business develops and manufactures devices to treat various urological and gynecological disorders. Our Neuromodulation business offers the Precision® and Precision Spectra™ Spinal Cord Stimulation systems, used for the management of chronic pain.

Report Overview

We completed a review of the products within each of our seven core businesses.   We have determined that conflict minerals exist in at least one component of at least one product in each division.  We have also determined that these conflict minerals are necessary to the functionality or production of these products that we manufacture or contract to manufacture.

In accordance with the Rule and Form SD, we initiated a reasonable country of origin inquiry (“RCOI”) with approximately 510 of our direct suppliers to determine whether any conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively with the DRC, the “Covered Countries”) and/or may have been from recycled or scrap sources.  Based on our RCOI, we have reason to believe that our necessary conflict minerals may have originated in the Covered Countries, and we have reason to believe that such conflict minerals may not be from recycled or scrap sources.  As a result, we conducted due diligence on the source and chain of custody of those conflict minerals.

Conflict Minerals Framework

We designed our due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”).  See OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, available at http://dx.doi.org/10.1787/9789264185050-en and the related Supplements for gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”).

Company Management Systems

We have established company management systems as follows:

•                  Conflict Minerals Policy.  We have adopted a conflict minerals policy that is publicly available on our website at http://www.bostonscientific.com/en-US/corporate-citizenship/compliance-ethics/conflict-minerals-policy.html.

•                  Internal Team.  We have established a team of subject matter experts that is responsible for implementing our conflict minerals compliance program.  Management oversight includes representatives from operations, supply chain, legal and finance.

•                  Control Systems.  We generally do not have direct relationships with smelters and refiners with respect to our conflict minerals.  Therefore, we actively engage with our direct suppliers to help identify entities upstream from us in our supply chain.

•                  Supplier Engagement.  We have strong engagement with suppliers through our supplier quality agreements, a supplier on-boarding process and quality systems assessments.    We also provide a copy of our supplier guidebook to suppliers and request that suppliers complete component material assessment forms to identify the presence of conflict minerals during component qualification.

•                  Grievance Mechanism.  We have an advice line, accessible on our external website, whereby employees and third parties, including suppliers, may ask questions, obtain guidance or report concerns.  We have also established a dedicated mailbox, conflictminerals@bsci.com, to receive supplier requests, communications, feedback and questions.

•                  Maintain records.  We use our documentation management system to retain relevant documents.  All Conflict Minerals supplier responses will be uploaded into our long- term information systems solution for Conflict Minerals.  These records are kept in accordance with our document retention policies.

Identification and Assessment of Supply Chain Risk

We actively worked with our suppliers to identify entities upstream from us in our supply chain.  We completed this survey process with approximately 510 suppliers, which represents approximately 98% of the suppliers that we either (i) had reason to believe may provide components that contain one or more conflict minerals or (ii) could not exclude from the scope of our RCOI process based on our available information.  We received responses from approximately 430 suppliers, or approximately 85% of the suppliers we surveyed.  Of the approximately 510 suppliers we surveyed, approximately 170 suppliers have informed us that certain of their components contain conflict minerals.  We rely on these suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We have developed a review process to identify supplier risks based on information provided on the supplier’s completed Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC/GeSI Form”).  This review process includes the identification of “red flags” as well as an assessment of the supplier’s implementation of due diligence practices.   We conducted up to 5 red flag tests on a supplier’s EICC/GeSI Form to uncover inconsistencies or risk in the supplier’s response.

Design and Implementation of a Strategy to Respond to Risks

In response to this risk assessment, Boston Scientific has developed a risk management plan, through which the RCOI and Due Diligence Process are implemented, managed and monitored. We designed this risk management plan pursuant to the OECD Guidance.  Updates to our risk assessment are provided to members of management.

As described above, we are working closely with our suppliers to identify the entities that are upstream from Boston Scientific in the supply chain.  As part of our risk management plan, to help ensure suppliers understand our expectations, we have sent out communications with details on our conflict minerals framework, updated our guidebook for suppliers, and provided suppliers with links to the Conflict-Free Smelter Program training website.  Additionally, we plan to add instructional materials that clearly outline our expectations for suppliers to both our external website and the supplier portal where suppliers submit completed forms.

Smelter Audits

We generally do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain.  We support audits through our reliance upon the Conflict-Free Smelter Program.

Due Diligence Process and Results

Through our RCOI process we determined whether due diligence was required for each supplier that we surveyed.  Our RCOI process is outlined in our Form SD.  Our due diligence process was a continuation of the RCOI Process for those suppliers that indicated on their EICC/GeSI Form that they know or have reason to believe they are sourcing from Covered Countries or that the source of the conflict minerals was uncertain or unknown, or as a result of our red flag tests.  We exercised due diligence on the source and chain of custody of conflict minerals from these suppliers.  We conducted a due diligence review of the completed EICC/GeSI Forms of these suppliers and took other appropriate steps as described below.

When we received a response indicating that a supplier’s sourcing of conflict minerals was uncertain or unknown, or as a result of our red flag tests, our due diligence process included the following steps:

•                  Documenting whether the supplier intends to be conflict free (if indicated);

•                  Following-up with the supplier to determine if and when it intended to obtain country of origin information on the conflict minerals in its supply chain;

•                  Documenting a follow-up date within our tracking system on when this information would be available, based on the supplier’s feedback (if provided); and

•                  Incorporating a supplier into our risk management plan for appropriate follow-up if the supplier was non-responsive to our requests or responded that the supplier did not intend to survey its own suppliers.

When we received a response indicating that a supplier was sourcing from the Covered Countries, our due diligence process included the following steps:

•                  Documenting whether the supplier intends to be conflict free (if indicated);

•                  Performing a review of the supplier’s known smelters and identifying which of those smelters were sourcing from Covered Countries (if known);

•                  Comparing the supplier’s smelters against the Conflict-Free Smelter Program list of certified smelters;

•                  Following-up with the supplier on its next steps, if the smelters from Covered Countries were not certified under the Conflict-Free Smelter Program;

•                  Performing a review of the supplier’s EICC/GeSI Form for information that would suggest the conflict minerals were benefiting armed groups; and

•                  Incorporating the supplier into our risk management plan for appropriate follow-up (if needed).

Based on our review of the EICC/GeSI Forms and these other due diligence measures, we assigned a determination to each supplier and categorized it based on supplier risk.  Suppliers that exhibited higher levels of risk required more frequent follow-ups than those that exhibited lower levels of risk.

Our review of the suppliers’ EICC/GeSI Forms determined that approximately 170 of our suppliers provided components containing conflict minerals.  Through our due diligence process, we identified approximately 15 suppliers (approximately 3% of all suppliers surveyed) in our supply chain that had smelters in their supply chain that sourced from the Covered Countries.   All of these suppliers provided supplier-wide information. As a result, we were not able to determine whether the specific conflict minerals from such suppliers that were sourced from the Covered Countries were included in components we obtained from the suppliers and used in our products.

2013 Product Determinations

Pursuant to SEC staff guidance, no company, including Boston Scientific, is required to describe its products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable.”

Facilities and Mine or Location of Origin

As described above, the Company is several steps downstream from the facilities that process the necessary conflict minerals and the mines where the ore is located.  The responses we received from our suppliers that sourced from Covered Countries included information at a supplier-wide level.  As a result, we were unable to determine which facilities were used to process the necessary conflict minerals specific to our products.  Similarly, we were unable to determine the country of origin of the necessary conflict minerals specific to our products.  Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture.  We have not identified smelters sourcing from the Covered Countries that can be traced specifically to our products.

Continuous Improvement Efforts

We plan to take steps to further mitigate risk that the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture could benefit armed groups in the Covered Countries, including steps to improve upon the due diligence process we conducted for the 2013 reporting period.